U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25



                        COMMISSION FILE NUMBER 001-31292

                              CUSIP NO.: 291658102

                           NOTIFICATION OF LATE FILING



(Check One):


  [X]  Form 10-K     [ ]  Form 11-K     [ ]  Form 20-F     [ ]  Form 10-Q


       For Period Ended:     DECEMBER 31, 2002
                         -------------------------

  [ ]  Transition Report on Form 10-K   [ ]  Transition Report on Form 10-Q


  [ ]  Transition Report on Form 20-F   [ ]  Transition Report on Form N-SAR


  [ ]  Transition Report on Form 11-K


       For Transition Period Ended:
                                    -------------------



Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

________________________________________________________________________________

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________________________________________________________________________________

PART I - REGISTRANT INFORMATION
________________________________________________________________________________


Full Name of Registrant:     EMPIRE FINANCIAL HOLDING COMPANY
                         -----------------------------------------

Former Name if Applicable:
                           -----------------

Address of Principal Executive Office
                  (Street and Number):      1385 WEST STATE ROAD 434
                                       ----------------------------------

City, State and Zip Code:      LONGWOOD, FLORIDA  32750
                          ----------------------------------

________________________________________________________________________________

PART II - RULE 12B-25(B) AND (C)
________________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       [X]   (a)      The reasons described in reasonable detail in Part III of
                      this form could not be eliminated without unreasonable
                      effort or expense;
       [X]   (b)      The subject annual report, semi-annual report, transition
                      report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or
                      portion thereof will be filed on or before the 15th
                      calendar day following the prescribed due date; or the
                      subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth
                      calendar day following the prescribed due date; and
       [ ]   (c)      The accountant's statement or other exhibit required by
                      Rule 12b-25(c) has been attached if applicable.

________________________________________________________________________________

PART III - NARRATIVE
________________________________________________________________________________

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or portion thereof could not be filed within the prescribed time period.

                              See Attachment hereto
                        ----------------------------------

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
________________________________________________________________________________

PART IV - OTHER INFORMATION
________________________________________________________________________________

(1) Name and telephone number of person to contact in regard to this notification:

            RICHARD GOBLE OR KEVIN GAGNE,
             CO-CHIEF EXECUTIVE OFFICERS         (407)          774-1300
         ------------------------------------  -----------  ------------------
                       (Name)                  (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s):

                  [X]   Yes             [ ]   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [X]   Yes             [ ]   No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              See Attachment hereto
                        ----------------------------------


                        EMPIRE FINANCIAL HOLDING COMPANY
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 2003                   By:    /s/ Richard L. Goble
                                            ------------------------------------
                                        Name:  RICHARD L. GOBLE
                                        Title: CO-CHIEF EXECUTIVE OFFICER

                                        By:    /s/ Kevin M. Gagne
                                            ------------------------------------
                                        Name:  KEVIN M. GAGNE
                                        Title: CO-CHIEF EXECUTIVE OFFICER

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
                                                       ATTACHMENT TO FORM 12b-25


             FORM 10-K FOR THE ANNUAL PERIOD ENDED DECEMBER 31, 2002



PART III - NARRATIVE

         Empire Financial is unable to file its Form 10-K for the year ended December 31, 2002 within the prescribed time period without unreasonable effort or expense. The reasons causing Empire Financial's inability to file timely are beyond its control and could not be eliminated by the company without unreasonable effort or expense.

         The filing of the Empire Financial's first Annual Report on Form 10-K after its initial public offering last year for the year ended December 31, 2002 cannot be filed within the prescribed time period because the compilation of certain financial and other information required to be included in the Annual Report on Form 10-K is taking longer than anticipated. In addition, Empire Financial is still analyzing the impact of the loss described below in Part IV on its financial position and the disclosure to be made in the Annual Report on Form 10-K. Management anticipates filing Empire Financial's annual report on Form 10-K for the year ended December 31, 2002, no later than April 15, 2003.



PART IV - NARRATIVE

         Empire Financial expects to report a significant change in net income from a gain of approximately $1.5 million for 2001 compared with a loss of approximately $2.6 million for 2002. Total revenues declined from approximately $19.5 million for 2001 to approximately $18.4 million for 2002, mainly due to a decline in order execution trading revenues that was partially offset by an increase in commissions and fees. The decline in net income relates to the decrease in revenues combined with increases in general and administrative expenses and an impairment loss which is the amortization expense associated with prior period asses purchases.



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